The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

RETURN RECEIPT REQUESTED

January 17, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice concerning The outline of multilateral business alliances between Sumitomo Trust & Banking Co., Ltd. and SBI Holdings, Inc.

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

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Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Tsukasa Tanigawa
Title: Joint General Manager

January 17, 2006

The Sumitomo Trust & Banking Co., Ltd.
SBI Holdings, Inc.

The outline of multilateral business alliances between Sumitomo Trust & Banking Co., Ltd. and SBI Holdings, Inc.

The Sumitomo Trust & Banking Co., Ltd. (Sumitomo Trust) and SBI Holdings, Inc. (SBIH) jointly announced the outline of multilateral business alliances today. Purpose of the multilateral business alliances is to enhance financial services to customers by offering Sumitomo Trust Group's strength as the provider of one of the largest trust and real estate businesses and SBI Group's strength as the provider of one of the largest Internet-based security brokers and venture capitals. These alliances will make it possible to tie new Internet-based bank, which two groups are planning to establish jointly, and each group's functions and know-how in short period.

1. Fusion of Internet-based and physical-based channels

(1) Commercial banking and trust business area

E*TRADE SECURITIES Co., Ltd. (E*TRADE SECURITIES) plans to become a trust agency of Sumitomo Trust in order to provide trust products and services with its customers. E*TRADE SECURITIES also plans to become a banking agency of Sumitomo Trust after the bank law amendment in order to offer "one-stop shopping services" of wide array products. These will be the first alliances for E*TRADE SECURITIES in the commercial banking and trust business area.

(2) Security business area

E*TRADE SECURITIES plans to work in tandem with Sumitomo Trust in security business area in order to offer internet-based equity brokerage platform to Sumitomo Trust customers. This alliance will be the first one for E*TRADE SECURITIES with one of the leading trust banks and for Sumitomo Trust, this will be the first one with internet brokerage firms.

(3) Mortgage loan area

SBI Mortgage Co., Ltd. (SBI Mortgage), SBI Mortgage Consulting Co., Ltd. (SBI Mortgage Consulting) and Sumitomo Trust plan to market its mortgage products on a reciprocal basis. This alliance will be the first one for SBI Mortgage with one of the leading trust banks and for Sumitomo Trust, this will be the first one in the mortgage business area.

2. Private banking area

Sumitomo Trust and Sumishin Realty Co., Ltd. (Sumishin Realty) plan to offer, in addition to deposit, loan, trust, and real estate products and services, consultation of asset management, custody, and inheritance to E*TRADE SECURITIES' and SBI Securities Co., Ltd. (SBI Securities)'s private banking customers. Two companies will also provide above products and services to owners of SOFTBANK INVESTMENT

CORPORATION's invested entities. In addition, SBI Securities plans to provide products and services that incorporate unlisted stocks to Sumitomo Trust's private banking customers.

3. Joint development and marketing of products

(1) Mutual fund area

E*TRADE SECURITIES and SBI Securities plan to provide mutual funds made up and managed by STB Asset Management Co., Ltd. (STB Asset Management) and Sumitomo Trust plans to provide mutual funds made up and managed by SBI Asset Management Co., Ltd. to each group's customers.

In addition, STB Asset Management and Morningstar Japan K.K. (Morningstar Japan) plan to jointly set up mutual funds utilizing two companies' expertise and will provide to each group's customers.

(2) Real estate related area

Sumitomo Trust, Sumishin Realty, and SBI Group's registered real estate broker including SBI Partners Co., Ltd. (SBI Partners) plan to jointly provide real estate brokerage services to SBI Group's customers.

This alliance will be the first one for SBI Partners with one of the leading trust banks.

In addition to the above, Sumitomo Trust Group and SBI Group plan to search for further possibility of alliances.

(For reference)

Profile of companies related to the alliances

Sumitomo Trust Group

Area of alliance	Sumitomo Trust Group	Profile
Banking/Trust business	Sumitomo Trust	One of the leading trust banks with entrusted assets of 57 trillion Japanese yen.
Security business	Sumitomo Trust	Above mentioned.
Mortgage loan business	Sumitomo Trust	Above mentioned.
Private banking business	Sumitomo Trust Sumishin Realty	Above mentioned. No.6 in domestic real estate brokerage market.
Mutual fund business	STB Asset Management	Asset management company with various product line-ups such as SRI fund.
Real estate business	Sumitomo Trust Sumishin Realty	Above mentioned. Above mentioned.

SBI Group

Area of alliance	SBI Group	Profile
Banking/Trust business	E*TRADE SECURITIES	Largest Internet brokerage firm with approximately one million accounts. Largest trading volume in domestic market.
Security business	E*TRADE SECURITIES	Above mentioned.
Mortgage loan business	SBI Mortgage SBI Mortgage Consulting	First domestic mortgage bank with mortgage loans over 150 billion Japanese yen. Consulting and agency company of mortgage loan with over 500 kinds of mortgage loan product.
Private banking business	SBI Securities	Security brokerage company with 28 branches mainly in eastern part of Japan.
Mutual fund business	SBI Asset Management Morningstar Japan	Asset management company developing innovative products such as funds incorporating unlisted stocks. Top domestic mutual fund rating agency.
Real estate business	SBI Partners	Real estate related business company running widely from property development to real estate fund management. Planned to be merged by SBIH in March 2006.

For further information, please contact:
Koichi Onaka, Head of IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654